UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41754

SHARKNINJA, INC.
(Translation of registrant’s name into English)

89 A Street
Needham, MA 02494
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  Form 40-F

EXPLANATORY NOTE

On August 26, 2025, Patraic Reagan notified SharkNinja, Inc. (the “Company”) of his decision to resign as Chief Financial Officer (“CFO”), effective September 5, 2025. Mr. Reagan’s resignation is not the result of any dispute or disagreement with the Company or its Board of Directors, including any matters relating to the Company’s operations, policies, accounting practices, or financial reporting. On August 27, 2025, the Board of Directors appointed Adam Quigley to serve as interim CFO, effective immediately upon Mr. Reagan’s departure. Mr. Quigley joined the Company in 2015 and has served as SVP Finance – Global Business Planning since September 2024. He previously served as SVP Finance – Global FP&A, Strategic Finance from June 2022 to September 2024 and as VP Finance – FP&A from December 2019 to June 2022.

The information contained in this report on Form 6-K of the Company is incorporated by reference into the Company’s Registration Statement on Form F-3ASR (File No. 333-289729) and related prospectus, and into the Company’s Registration Statements on Form S-8 (File No. 333-273518 and No. 333-286263), filed with the SEC, to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.

	By:	/s/ Pedro J. Lopez-Baldrich
Date: August 28, 2025		Name: Pedro J. Lopez-Baldrich
Title: Chief Legal Officer